Exhibit 99.4

INTRODUCTION

The Toronto-Dominion Bank (the “Bank”) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosures to be included in such registration statements twice annually reconciling financial information in the reports from Canadian GAAP to U.S. generally accepted accounting principles (U.S. GAAP). This additional disclosure is contained within this document for the three years ended October 31, 2011, 2010 and 2009 and should be read in conjunction with the Bank’s Consolidated Financial Statements as at and for the year ended October 31, 2011 contained elsewhere in this Annual Report on Form 40-F.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	1

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada, conform with Canadian GAAP.
As required by the SEC, the significant differences between Canadian GAAP and U.S. GAAP are described below.

Net Income
(millions of Canadian dollars)	For the years ended October 31
	2011	1	2010	1	2009	1
Net income attributable to the Bank based on Canadian GAAP	$5,889		$4,644		$3,120
Employee future benefits (Note a)	13		(13)		2
Securitizations (Note p)	184		-		-
Derivative instruments and hedging activities (Note d)	386		246		617
Liabilities and equity (Note g)	35		26		94
Net securities gains/(losses)2(Notes b, f)	90		(16)		45
Insurance Income (Note u)	(57)		86		-
Other income/(expenses) (Notes e, h, m, p)	14		56		82
Provision for credit losses (Note b)	75		31		250
Income taxes and net change in income taxes due to the above items (Notes j, k, w)	(7)		91		(350)
Net income based on U.S. GAAP	6,622		5,151		3,860
Less: Additional net income attributable to non-controlling interests based on U.S. GAAP (Notes g, r)	-		-		(68)
Net income attributable to the Bank based on U.S. GAAP	$6,622		$5,151		$3,792
Less: Preferred dividends (Note g)	204		220		193
Net income attributable to the Bank’s common shareholders based on U.S. GAAP	$6,418		$4,931		$3,599
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	885.7		867.1		847.1
Diluted - U.S. GAAP/Canadian GAAP	890.1		872.1		850.1
Basic earnings per share - U.S. GAAP	$7.25		$5.69		$4.25
- Canadian GAAP	6.45		5.13		3.49
Diluted earnings per share - U.S. GAAP	$7.21		$5.65		$4.23
- Canadian GAAP	6.41		5.10		3.47
1
For 2011, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $600 million decrease to net interest income  (2010 - $1,083 million decrease; 2009 - $561 million decrease), $1,387 million increase to other income (2010 - $1,609 million increase; 2009 - $1,450 million increase) and $54 million increase to non-interest expenses (2010 - $19 million increase; 2009 - $217 million increase).

2
 Net securities losses for the year ended October 31, 2011 include credit losses of $32 million (2010 - $117 million; 2009 - $45 million) (consisting of $45 million (2010 - $178 million; 2009 - $72 million) of unrealized losses, net of $13 million (2010 - $61 million; 2009 - $27 million) recognized in other comprehensive income) and realized securities gains of $122 million (2010 - $101 million; 2009 - $90 million).

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	2

Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the years ended October 31
			2011	2010	2009
	Canadian GAAP	Adjust- ments	U.S. GAAP
Net income attributable to the Bank	$5,889	$733	$6,622	$5,151	$3,792
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	(172)	(292)	(464)	655	1,507
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(92)	-	(92)	9	257
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities3,4	(298)	(70)	(368)	(1,397)	(41)
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	801	(191)	610	1,716	1,530
Reclassification to earnings of net gains on cash flow hedges6	(708)	-	(708)	(1,057)	(1,244)
Pension liability adjustment7	-	(54)	(54)	(205)	(282)
Other comprehensive income (loss), net of tax	(469)	(607)	(1,076)	(279)	1,727
Comprehensive income attributable to the Bank	5,420	126	5,546	4,872	5,519
Add: Comprehensive income attributable to non-controlling interests	104	-	104	106	111
Total comprehensive income	$5,524	$126	$5,650	$4,978	$5,630
1 Net of income tax provision (benefit) of $(133) million (2010 - $452 million; 2009 - $207 million).
2 Net of income tax provision (benefit) of $17 million (2010 - $5 million; 2009 - $(148) million).
3 Net of income tax provision of $118 million (2010 - $316 million; 2009 - $604 million).
4 Fiscal 2011 includes $332 million (2010 - $867 million; 2009 - $1,380 million) of after-tax gains arising from hedges of the Bank’s investment positions in foreign operations.
5 Net of income tax provision of $366 million (2010 - $803 million; 2009 - $742 million).
6 Net of income tax provision of $281 million (2010 - $447 million; 2009 - $552 million).
7 Net of income tax benefit of $40 million (2010 - $49 million; 2009 - $36 million).

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	3

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)	As at October 31
2011	2010
Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Cash and due from banks	$3,096	$-	$3,096	$2,574	$-	$2,574
Interest-bearing deposits with banks (Note c)	21,015	(5,498)	15,517	19,136	(4,768)	14,368
Securities
Trading (Note p)	65,299	(155)	65,144	56,559	502	57,061
Designated as trading under the fair value option (Note p)	2,980	(1,038)	1,942	2,983	-	2,983
Available-for-sale (Notes b, p)	117,269	821	118,090	102,355	15,474	117,829
Held-to-maturity (Note b)	6,990	(6,294)	696	9,715	(9,180)	535
Securities purchased under reverse repurchase agreements	53,599	-	53,599	50,658	-	50,658
Loans
Residential mortgages (Notes d, m, p)	86,769	11,147	97,916	71,507	(632)	70,875
Consumer instalment and other personal (Note p)	110,297	5,100	115,397	100,880	-	100,880
Credit card	8,986	-	8,986	8,870	-	8,870
Business and government	93,231	(85)	93,146	83,396	(316)	83,080
Business and government designated as trading under the fair value option	14	60	74	85	27	112
Debt securities classified as loans (Note b)	6,511	(6,511)	-	7,591	(7,591)	-

Allowance for loan losses (Note b)	(2,313)	328	(1,985)	(2,309)	303	(2,006)
Loans, net of allowance for loan losses	303,495	10,039	313,534	270,020	(8,209)	261,811
Investment in TD Ameritrade	5,425	-	5,425	5,485	-	5,485
Derivatives (Note c)	60,420	(49,848)	10,572	51,675	(42,039)	9,636
Goodwill (Notes d, h)	14,376	(38)	14,338	14,460	(20)	14,440
Other intangibles	2,068	(6)	2,062	2,093	(8)	2,085
Other assets (Notes a, b, d, l, p)	30,328	7,127	37,455	31,832	5,325	37,157
Total assets	$686,360	$(44,890)	$641,470	$619,545	$(42,923)	$576,622
Liabilities
Deposits (Notes c, d)	$481,114	$(4,156)	$476,958	$429,971	$(3,653)	$426,318
Derivatives (Note c)	63,217	(51,272)	11,945	53,685	(42,753)	10,932
Other liabilities (Notes a, b, c, d, i, j, k, l, m, p, u)	81,992	11,424	93,416	79,006	4,354	83,360
Subordinated notes and debentures	11,670	4	11,674	12,506	-	12,506
Liabilities for preferred shares (Note g)	32	-	32	582	(550)	32
Total liabilities	638,025	(44,000)	594,025	575,750	(42,602)	533,148
Equity
Bank shareholders’ equity
Common shares (Note i)	18,417	39	18,456	16,730	39	16,769
Preferred shares (Note g)	3,395	-	3,395	3,395	550	3,945
Treasury shares	(116)	-	(116)	(92)	-	(92)
Contributed surplus	281	(6)	275	305	(6)	299
Retained earnings (Notes a, d, g, h, i, k, p)	24,339	1,480	2	25,819	2	20,959	892	21,851
Accumulated other comprehensive income
Net unrealized gain on available-for-sale securities, net of hedging activities1 (Notes b, f, p)	929	378	3	1,307	3	1,193	670	1,863
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(3,199)	(98)	(3,297)	(2,901)	(28)	(2,929)
Net gain on derivatives designated as cash flow hedges (Note d)	2,806	(1,790)	1,016	2,713	(1,599)	1,114
Pension liability adjustment (Note a)	-	(893)	(893)	-	(839)	(839)
Total accumulated other comprehensive income (loss)2	536	(2,403)	(1,867)	1,005	(1,796)	(791)
Total Bank shareholders’ equity	46,852	(890)	45,962	42,302	(321)	41,981
Non-controlling interests (Notes g, r)	1,483	-	1,483	1,493	-	1,493
Total equity	48,335	(890)	47,445	43,795	(321)	43,474
Total liabilities and equity	$686,360	$(44,890)	$641,470	$619,545	$(42,923)	$576,622
1 Includes $13 million (2010 - $61 million; 2009 - $27 million) of the non-credit component of other-than-temporary impairment related to available-for-sale debt securities.
2 Opening retained earnings has decreased by $110 million as a result of the implementation of ASC 810 Consolidations and ASC 860 Transfers and Servicing on November 1, 2010.
3   Other comprehensive income has been increased by $79 million after-tax for the reversal of net fair value losses recorded on AFS securities, now classified as loans, due to the implementation of ASC 860 on November 1, 2010.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	4

Consolidated Statement of Cash Flows
	For the years ended
	October 31, 2011			October 31, 2010
(in millions of Canadian dollars)	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Cash flows from (used in) operating activities
Net Income attributable to the Bank	$5,889	$733	$6,622	$4,644	$507	$5,151
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	1,465	75	1,540	1,625	(31)	1,594
Restructuring costs	-	-	-	17	-	17
Depreciation	467	-	467	601	-	601
Amortization of other intangibles	715	-	715	592	-	592
Net securities losses (gains)	(393)	(90)	(483)	(75)	16	(59)
Net gain on securitizations	(275)	-	(275)	(317)	-	(317)
Equity in net income of an associated company	(246)	-	(246)	(235)	-	(235)
Non-controlling interests	104	-	104	106	-	106
Future income taxes	(116)	(7)	(123)	98	(91)	7
Changes in operating assets and liabilities:
Current income taxes receivable and payable	(597)	-	(597)	590	-	590
Interest receivable and payable	(188)	-	(188)	20	-	20
Trading securities	(8,737)	-	(8,737)	(5,222)	-	(5,222)
Derivative assets	(8,745)	7,809	(936)	(2,230)	2,583	353
Derivative liabilities	9,532	(8,519)	1,013	5,533	(3,346)	2,187
Other	366	23	389	(2,498)	388	(2,110)
Net cash from (used in) operating activities	(759)	24	(735)	3,249	26	3,275
Cash flows from (used in) financing activities
Change in deposits	51,143	-	51,143	26,645	-	26,645
Change in securities sold short	739	-	739	6,054	-	6,054
Change in securities sold under repurchase agreements	199	-	199	8,954	-	8,954
Issue of subordinated notes and debentures	1,000	-	1,000
Repayment of subordinated notes and debentures	(1,814)	-	(1,814)	(35)	-	(35)
Repayment or redemption of liability for preferred shares and capital trust securities	(550)	-	(550)	(863)	-	(863)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(22)	-	(22)	158	-	158
Common shares issued	951	-	951	657	-	657
Sale of treasury shares	2,210	-	2,210	2,196	-	2,196
Purchase of treasury shares	(2,223)	-	(2,223)	(2,221)	-	(2,221)
Dividends paid	(1,835)	(24)	(1,859)	(1,766)	(26)	(1,792)
Net cash from (used in) financing activities	49,798	(24)	49,774	39,779	(26)	39,753
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(1,879)	-	(1,879)	(33)	-	(33)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(72,308)	(480)	(72,788)	(80,778)	(411)	(81,189)
Proceeds from maturities	29,118	1,253	30,371	40,510	2,606	43,116
Proceeds from sales	30,737	83	30,820	23,731	1,139	24,870
Net change in loans, net of securitizations	(40,930)	(856)	(41,786)	(25,339)	(3,334)	(28,673)
Proceeds from loan securitizations	13,337	-	13,337	15,580	-	15,580
Net purchases of premises, equipment, and other depreciable assets	(304)	-	(304)	(770)	-	(770)
Securities purchased under reverse repurchase agreements	(2,941)	-	(2,941)	(17,710)	-	(17,710)
Net cash acquired (paid) for acquisitions	(3,309)	-	(3,309)	2,024	-	2,024
Net cash used in investing activities	(48,479)	-	(48,479)	(42,785)	-	(42,785)
Effect of exchange rate changes on cash and due from banks	(38)	-	(38)	(83)	-	(83)
Net increase in cash and due from banks	522	-	522	160	-	160
Cash and due from banks at beginning of year	2,574	-	2,574	2,414	-	2,414
Cash and due from banks at end of year	$3,096	$-	$3,096	$2,574	$-	$2,574
Supplementary disclosure of cash flow information:
Amount of interest paid during the year	$5,795	$-	$5,795	$5,865	$-	$5,865
Amount of income taxes paid (refunded) during the year	2,076	-	2,076	917	-	917

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	5

SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The following note disclosures contain Financial Accounting Standards Board (FASB) Statement No. 168 The FASB Accounting Standards Codification references. The Codification is the new single source of authoritative U.S. GAAP (ASC refers to Accounting Standards Codification).

(a) EMPLOYEE FUTURE BENEFITS
FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158/ASC 715-20-65) requires the Bank to recognize the funded status of its defined benefit pension and other post-retirement plans on its Consolidated Balance Sheet as at October 31. The Bank is also required to recognize gains or losses and prior service costs or credits that arise during the period but are not recognized as components of the period’s net benefit expense as a component of other comprehensive income.
Canadian GAAP does not have a similar requirement to record the current funded status of the plan.

For U.S. GAAP purposes, the Bank recognized the amounts in the following table in the Consolidated Balance Sheet:

(millions of Canadian dollars)	2011	2010
Prepaid pension expense (accrued benefit liability)	$(948)	$(803)
Pension liability adjustment, net of income taxes (accumulated other comprehensive income)	893	832

In 2011, U.S. GAAP adjustments for employee future benefits increased non-interest expenses by $13 million (2010 - increased by $13 million; 2009 - decreased by $2 million).
SFAS 158/ASC 715-20-65 requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date of the Bank. As a result, the Bank measures certain of its defined benefit plans as of the fiscal year end for U.S. GAAP purposes and three months before the financial statement date for Canadian GAAP purposes.
The Bank adopted FSP SFAS No.132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP SFAS 132(R)-1/ASC 715-20) on November 1, 2009. The primary impact to the Bank is additional required disclosures about fair value measurements related to assets of defined benefit pension or other post-retirement plans. Similar to the guidance provided for financial assets and liabilities, FSP SFAS 132(R)-1 (ASC 715-20) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Please refer to Note 2 of the Consolidated Financial Statements for additional discussions on the definition of Level 1, 2, and 3 within the fair value hierarchy.
Plan assets are recorded as of the trade date at fair value. The cost of plan assets denominated in foreign currencies has been translated into Canadian dollars at the rate of exchange at the time of purchase. The fair value of assets and liabilities denominated in foreign currencies is translated into Canadian dollars at prevailing year-end rates of exchange.
Publicly traded equity securities are normally valued at the closing price on the stock exchange where listed or at the closing value on the date last traded if the security did not trade on the valuation date.
Private equity interests (alternative investments), that are not publicly traded, are valued based on the most recent financial statements available to the Pension Fund Society of The Toronto-Dominion Bank (the Society) from the investment managers of those interests, adjusted for any capital draw downs or repayments made or received by the Society subsequent to the date of those financial statements.
Debt instruments are valued using closing quotations from Canadian investment dealers. Unlisted debt instruments are recorded at values reflecting current market yields of similar debt obligations.
Mutual and pooled funds, including hedge funds, are valued at their last available net asset value per unit provided by the fund manager.
Money market instruments are valued at cost plus accrued income, which approximates fair value.
The following tables present, for the principal pension plans, the Society and the TD Pension Plan (Canada), the level within the fair value hierarchy for each of the instruments measured at fair value as at October 31, 2011 and 2010. The table excludes other assets and other liabilities that are valued at their carrying amount, which represents a reasonable approximation of fair value due to their short-term nature.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	6

(millions of Canadian dollars)	October 31, 2011
	Level 1	Level 2	Level 3	Total fair value
Plan assets
Canadian short-term notes	$-	$67	$-	$67
Debt mutual and pooled funds	-	389	-	389
Canadian government bonds
Federal	-	343	-	343
Provincial and other	-	545	-	545
Canadian corporate bonds	-	485	-	485
Equity mutual and pooled funds	25	136	-	161
Canadian equities	458	-	-	458
Foreign common shares	566	-	-	566
Pension Enhancement Account mutual funds	-	41	-	41
Alternative investments	23	46	146	215
	$1,072	$2,052	$146	$3,270

(millions of Canadian dollars)	October 31, 2010
	Level 1	Level 2	Level 3	Total fair value
Plan assets
Canadian short-term notes	$-	$77	$-	$77
Debt mutual and pooled funds	-	368	-	368
Canadian government bonds
Federal	-	195	-	195
Provincial and other	-	296	-	296
Canadian corporate bonds	-	240	-	240
Equity mutual and pooled funds	44	153	-	197
Canadian equities	778	-	-	778
Foreign common shares	611	-	-	611
Pension Enhancement Account mutual funds	-	37	-	37
Alternative investments	22	49	138	209
	$1,455	$1,415	$138	$3,008

There were no significant transfers between levels 1, 2, or 3 during the years ended October 31, 2011 and 2010.

The following tables summarize the reconciliation of all plan assets measured at fair value using significant non-observable inputs (level 3) for the years ended October 31, 2011 and 2010.

(millions of Canadian dollars)	Fair value as at November 1, 2010	Total realized/ unrealized gains/(losses)1	Purchases, sales, and settlements	Dispositions	Transfers into and/or out of level 32	Fair value as at October 31, 2011
Plan assets
Alternative investments	$138	$7	$14	$(13)	$-	$146
	$138	$7	$14	$(13)	$-	$146

(millions of Canadian dollars)	Fair value as at November 1, 2009	Total realized/ unrealized gains/(losses)1	Purchases, sales, and settlements	Dispositions	Transfers into and/or out of level 32	Fair value as at October 31, 2010
Plan assets
Canadian corporate bonds	$1	$-	$-	$-	$(1)	$-
Canadian equities	11	(1)	-	-	(10)	-
Alternative investments	116	10	13	(1)	-	138
	$128	$9	$13	$(1)	$(11)	$138
1 Total unrealized gains/(losses) is the change in unrealized gains or losses relating to assets still held at October 31.
2 The Bank recognizes transfers in and transfers out as of the end of the period in which the transfer occurs.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	7

(b) SECURITIES
Certain securities classified as held-to-maturity under Canadian GAAP are classified as available-for-sale under U.S. GAAP, and are reported on the Consolidated Balance Sheet at their fair value with unrealized gains and losses arising from changes in fair value reported net of income taxes in the Consolidated Statement of Comprehensive Income.
In October 2008, the Bank adopted the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure (the 2008 Amendments) for Canadian GAAP. The 2008 Amendments permitted reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The 2008 Amendments were applicable for periods beginning on or after July 1, 2008. The Bank adopted the 2008 Amendments effective August 1, 2008 for Canadian GAAP, and reclassified certain debt securities from trading to the available-for-sale category. U.S. GAAP was also amended to permit reclassifications of financial assets out of trading and available-for-sale categories in specified circumstances. However, reclassifications under U.S. GAAP were only permitted on a prospective basis. Given the market conditions at that time, and the Bank’s intention to not actively trade in these debt securities, they were reclassified from trading to available-for-sale for U.S. GAAP effective October 31, 2008. The fair value of the reclassified debt securities was $7,355 million and resulted in a $791 million loss for the year ended October 31, 2008.
In August 2009, additional amendments were issued to Section 3855 and Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments.
As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date for Canadian GAAP purposes only. After the reclassification, the securities are carried at amortized cost using the effective interest rate method, net of an allowance for credit losses recorded in accordance with the incurred loss model. At October 31, 2011, an aggregate allowance of $328 million (2010 - $303 million; 2009 - $322 million) has been recorded and comprises a general allowance of $149 million (2010 - $163 million; 2009 - $277 million) and specific allowance of $179 million (2010 - $140 million; 2009 - $45 million) for Canadian GAAP. These amounts have been reversed for U.S. GAAP purposes as these debt securities remain classified as available-for-sale and continue to be assessed for other-than-temporary impairment. For 2011, the provision for credit losses of $75 million (2010 - $30 million; 2009 - $250 million) recorded under Canadian GAAP was also reversed for U.S. GAAP purposes and other-than-temporary impairment of $32 million (2010 - $107 million; 2009 - $45 million) was recognized for U.S. GAAP. See additional discussion on other-than-temporary impairment in Note (f).
The 2009 Amendments also required the Bank to reclassify certain held-to-maturity securities to loans as the securities do not have a quoted price in an active market, and can therefore no longer be classified as held-to-maturity for Canadian GAAP purposes. The securities were carried at amortized cost both before and after the reclassification. For U.S. GAAP purposes, the Bank is allowed, and continues to classify some of these debt securities as available-for-sale and others as held-to-maturity. For the securities that remain available-for-sale under U.S. GAAP, $91 million of unrealized losses (2010 - $12 million losses; 2009 - $68 million gains) on these debt securities are included in the Consolidated Statement of Comprehensive Income. The reclassification for those securities that remain classified as held-to-maturity under U.S. GAAP did not have a material impact on the financial position, earnings, or cash flows of the Bank.
In addition, the 2009 Amendments require loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income for Canadian GAAP purposes. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet for Canadian GAAP purposes. For U.S. GAAP purposes, these loans are classified as held for sale and are recorded at lower of cost or fair value. This reclassification did not have a material impact on the financial position, earnings, or cash flows of the Bank for U.S. GAAP purposes (see Note (m) for additional details).

(c) OFFSETTING OF DERIVATIVE BALANCES
As permitted by FASB Staff Position (FSP) FIN 39-1, Amendment to FASB Interpretation No. 39 (FSP FIN 39-1/ASC 815-10-45), the derivative assets and liabilities of the Bank are presented on the U.S. GAAP balance sheet on a net basis for counterparties where the Bank has a master netting agreement. Cash collateral received or posted under the same master netting agreement is netted against the fair value of the derivative. Under Canadian GAAP, the derivative assets and liabilities are recognized on the balance sheet on a gross basis. As a result of netting, derivative assets decreased by $49.8 billion and derivative liabilities decreased by $51.2 billion as at October 31, 2011 (October 31, 2010 - derivative assets decreased by $42.0 billion; derivative liabilities decreased by $42.7 billion).

(d) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Bank de-designated certain derivative instruments from qualifying fair value and cash flow hedge accounting relationships under U.S. GAAP on November 1, 2006. These derivatives continue to be designated in qualifying hedging relationships under Canadian GAAP. Derivative instruments under these and certain other fair value and cash flow hedging relationships that have been entered into after this date are also not designated in qualifying hedging relationships under U.S. GAAP. This resulted in a change in the fair value of these derivatives of $350 million being recognized as an increase to income in 2011 in the U.S. GAAP Consolidated Statement of Income (2010 - $300 million increase; 2009 - $476 million increase).
For fair value hedges de-designated under U.S. GAAP, subsequent adjustments to the carrying basis for the hedged item recorded under Canadian GAAP are reversed, and any adjustment to the carrying basis recognized on the U.S. GAAP balance sheet prior to November 1, 2006 is amortized or accreted back to the hedged item’s par value or redemption amount over the hedged item’s remaining life. At October 31, 2011, basis adjustment accretion of nil (2010 - $2 million; 2009 - $24 million) was recognized in net interest income in the U.S. GAAP Consolidated Statement of Income.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	8

For cash flow hedges de-designated under U.S. GAAP, all of the hedged cash flows associated with the relevant forecasted transactions are still expected to occur, for that reason, the net derivative gains related to the de-designated cash flow hedges will continue to be reported in accumulated other comprehensive income under U.S. GAAP until the hedged transaction impacts earnings. At October 31, 2011, net deferred gains on derivative instruments of nil (2010 - nil; 2009 - $35 million) was included in other comprehensive income.
Cash flow hedges that remain designated under U.S. GAAP include hedges of certain forecasted transactions up to a maximum of 28 years.
The foreign currency exposure on anticipated business acquisitions may be hedged by the Bank and designated in qualifying hedge accounting relationships under Canadian GAAP. Under U.S. GAAP, foreign currency exposures on anticipated business acquisitions are not eligible for hedge accounting. Under Canadian GAAP, the changes in the fair value of the derivatives designated in the hedging relationships are recorded in goodwill on completion of the business acquisition, whereas under U.S. GAAP, the change in the fair value of these derivatives is recognized in the Consolidated Statement of Income. The Bank did not hedge FX exposure on anticipated business combinations in 2011, 2010, or 2009, but continues to record an adjustment to goodwill for business combinations prior to 2009.
Certain commitments to extend credit are considered derivatives under Canadian GAAP, and are recorded at fair value with changes in fair value recognized in the Consolidated Statement of Income. For U.S. GAAP, the impact of following derivative accounting under Canadian GAAP is reversed, as these commitments are not considered to be derivatives. Certain commitments are hedged and the costs associated with hedging these commitments are deferred and recognized as an adjustment to the loan yield over the expected life of the originated loan under Canadian GAAP. For U.S. GAAP, these deferred costs are reversed, as these costs are not considered to be incremental to the loan origination.
In 2011, U.S. GAAP adjustments for derivative instruments and hedging activities decreased net interest income by $760 million (2010 - $1,213 million; 2009 - $724 million) and increased other income by $1,146 million (2010 - $1,458 million; 2009 - $1,341 million).

(e) NET INTEREST INCOME ON CERTAIN DEBT SECURITIES AND ACQUIRED CREDIT IMPAIRED LOANS
Under Canadian GAAP, any changes in expected cash flows of certain debt securities and acquired credit impaired loans that are not related to impairment are recognized as an adjustment to the carrying value of the financial instrument with an offset recognized immediately in income. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognized in the Consolidated Statement of Income in the reporting period in which the change in estimated cash flows occurred.
Under U.S. GAAP, changes in expected cash flows that are not related to impairment require a recalculation of the effective interest rate. The recalculated effective interest rate is then applied prospectively to the instrument for purposes of determining accretion related income in future periods.
For the year ended October 31, 2011, this GAAP difference resulted in a reduction of net interest income for U.S. GAAP purposes of $69 million (2010 - $25 million; 2009 - $22 million).
During 2008, the Bank reclassified certain debt securities from trading to available-for-sale category due to the adoption of the 2008 Amendments (See Note (b)). The difference in the adoption date of the 2008 Amendments between Canadian GAAP and U.S. GAAP resulted in a difference in amortized cost for these securities. As a result, under U.S. GAAP, the interest income recognized for the year ended October 31, 2011 increased by $128 million (2010 - $128 million; 2009 - $96 million).

(f) SECURITIES LOSSES RECOGNIZED ON AVAILABLE-FOR-SALE SECURITIES AND RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENT
Under U.S. GAAP, for debt securities classified as available-for-sale or held-to-maturity, if an entity intends to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovering its cost basis; the entire impairment loss should be recognized as an impairment in the Consolidated Statement of Income. However, if the Bank does not intend to sell the debt security and it is not likely that the Bank will be required to sell the debt security before recovering its cost basis, then only the portion of the impairment loss representing credit losses is recognized in the Consolidated Statement of Income. The balance of the impairment loss is recognized in other comprehensive income. Under Canadian GAAP, all impairment losses are recognized as an impairment in the Consolidated Statement of Income. Additionally under Canadian GAAP, the reversal of impairment for AFS debt securities is permitted if there is a recovery of the amortized cost, and the factors which existed to cause the impairment have been reversed.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	9

The total impairment losses on debt securities are as follows:

(millions of Canadian dollars)
Debt securities the Bank does not intend to sell that have credit losses	2011	2010	2009
Total losses1	$50	$168	$72
Losses recorded in OCI	13	61	27
Credit losses recognized in income2	$37	$107	$45
1 Initial other-than-temporary impairments represent the excess of the amortized cost over the fair value of AFS debt securities. Subsequent impairment of the same security represents additional declines in fair value subsequent to the previously recorded other-than-temporary impairment(s), if applicable.

2 Represents the credit loss component of a decline in fair value for certain debt securities that the Bank does not intend to sell. Subsequent credit losses may be recorded on debt securities without a corresponding further decline in fair value if there has been a decline in expected cash flows.

The other-than-temporary impairment recognized by the Bank for the years ended October 31, on all available-for-sale securities, including equity securities is as follows:

(millions of Canadian dollars)	2011	2010	2009
Total other-than-temporary impairment recognized under Canadian GAAP	$5	$51	$326
Total other-than-temporary impairment recognized under U.S. GAAP	50	229	398
Additional other-than-temporary impairment taken under U.S. GAAP	45	178	72
Less: non-credit portion of other-than-temporary impairment recognized in other comprehensive income1	13	61	27
Additional net impairment losses recognized in the U.S. GAAP Consolidated Income Statement	$32	$117	$45
1 Represents non-credit component of other-than-temporary impairment on available-for-sale debt securities.

The following is a roll-forward of the amount related to credit losses recognized in earnings on debt securities held by the Bank for which a portion of the other-than-temporary impairment was recognized in OCI for the years ended October 31.

(millions of Canadian dollars)	2011	2010	2009
Balance at November 11	$149	$45	$-
Increase for the credit component of an other-than temporary impairment previously not recognized2	8	96	45
Increase to the credit loss portion on previously credit impaired securities3	14	11	-
Decrease for securities sold during the period	(52)	(3)	-
Balance as at October 31	$119	$149	$45
1 Amount related to credit losses on debt securities for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.
2   During 2011, the Bank recognized $15 million (2010 - nil; 2009 - nil) of other-than-temporary impairment losses on debt securities in which no portion of other-than-temporary impairment loss remained in OCI. Other-than-temporary impairment losses related to these securities are excluded from these amounts.

3 This amount can be derived from either an increase in other-than-temporary impairment losses or a reclassification from OCI to earnings due to credit losses.

As at October 31, 2011, the debt securities with other-than-temporary impairment for which a portion of other-than temporary impairment loss remains in other comprehensive income consists of available-for-sale non-agency collateralized mortgage obligations, corporate, and other debt securities portfolios.
The impairment that was recognized in income on the non-agency collateralized mortgage obligations portfolio and the other debt securities portfolio related to credit losses for available-for-sale debt securities that the Bank does not intend to sell and will not be required to sell. The expected cash flows are based on contractual payments adjusted for expected prepayments and credit losses which are determined using assumptions for inputs including severity and probability of default.

(g) LIABILITIES AND EQUITY
Under Canadian GAAP, certain series of preferred shares issued by the Bank and innovative capital structures are classified as liabilities and their corresponding distributions as interest expense. However, under U.S. GAAP, these preferred shares are considered equity and innovative capital structures are considered as non-controlling interests.
In 2011, U.S. GAAP adjustments for liabilities and equity increased net interest income by $35 million (2010 - $26 million; 2009 - $94 million).

(h) BUSINESS COMBINATIONS
Effective November 1, 2009, the Bank prospectively adopted FASB Statement (SFAS) No. 141 (revised) Business Combinations (SFAS 141/ASC 805-10), which retains the fundamental concepts of SFAS No. 141 and requires the purchase method of accounting and identification of an acquirer for all business combinations. Under U.S. GAAP, direct transaction and restructuring costs are generally expensed when incurred while Canadian GAAP requires such costs to be capitalized as part of the purchase consideration.
Under U.S. GAAP, contingent consideration is recognized immediately in the purchase price equation at fair value and subsequently recorded at fair value with changes recorded in the Consolidated Income Statement as events and circumstances change. Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt.
    In 2011, the U.S. GAAP adjustments related to business combinations increased non-interest expenses by $82 million (2010 – $22 million), which is a component of other income/expenses on the Consolidated Income Statement. Please refer to Note 8 of the Consolidated Financial Statements for disclosure of the acquisitions made during the year ended October 31, 2011.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	10

(i) STOCK-BASED COMPENSATION
The current Canadian GAAP accounting for stock options is harmonized with U.S. GAAP. Until October 5, 2002, the option holders could elect to receive cash for the options equal to their intrinsic value. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, for the purposes of U.S. GAAP, the accrued liability for stock options of $39 million was reclassified to common shares as at October 6, 2002.

(j) INCOME TAXES
During the year ended October 31, 2011, a valuation allowance of $9 million related to an acquisition from 2010, was reversed as it was no longer required. Canadian GAAP requires reversals of tax valuation allowances recorded in a purchase price allocation to be adjusted through goodwill. U.S. GAAP requires the adjustment to be recorded through earnings.

(k) ACCOUNTING FOR UNCERTAIN TAX POSITIONS
The Bank maintains unrecognized tax benefits for certain identified uncertain tax positions under discussion with tax authorities and matters yet to be settled in court. For U.S. GAAP purposes, FASB Interpretation-48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN-48/ASC 740-10-25) clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold to a tax position before being recognized in the financial statements. It also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on unrecognized tax benefits. For Canadian GAAP purposes, a single best estimate is used for measurement of uncertain tax positions.
The amount of total unrecognized tax benefits as at October 31, 2011 was $1,016 million (2010 - $1,225 million). The total accrual of additional unrecognized benefits for fiscal 2011 was $155 million (2010 - $247 million; 2009 - $189 million). The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank accounts for interest in arrears and penalties in income tax expense. For the year ended October 31, 2011, interest and penalties of $(55) million (2010 - $26 million; 2009 - $29 million) were accrued. The Bank operates in Canada, the U.S., and other tax jurisdictions with open years ranging from 2004 to 2010 subject to examination by tax authorities.
The Bank expects the amount of total unrecognized tax benefits to decrease by approximately $81 million in fiscal 2012.

The following is a roll-forward of the Bank’s tax reserve under U.S. GAAP:

(millions of Canadian dollars)	2011	2010
Total unrecognized tax benefits as at November 1	$1,225	$1,038
Amounts of increases for current year’s tax positions	135	185
Amounts of increases for prior years’ tax positions	23	67
Amounts of decreases for prior years’ tax positions	(105)	(60)
Amounts of decreases relating to settlements	(259)	-
Foreign exchange and acquisitions	(3)	(5)
Total unrecognized tax benefits as at October 31	$1,016	$1,225

(l) NON-CASH COLLATERAL
Under U.S. GAAP, non-cash collateral received in securities lending transactions, which the Bank has the right to sell or repledge, is recognized as an asset, while a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the Consolidated Balance Sheet.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	11

(m) LOANS HELD FOR SALE
Under U.S. GAAP loans held for sale are recorded at lower of cost or fair value, with adjustments recorded as decreases to Other Income. Generally, these loans are recorded at fair value for Canadian GAAP. In 2011, U.S. GAAP adjustments for loans held for sale were a $1 million decrease (2010 - nil; 2009 - $1 million decrease).

(n) FAIR VALUE MEASUREMENTS
Fair Value Measurements for Financial Assets and Liabilities Measured on a Non-Recurring Basis
Certain financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment or when assets are measured at lower of cost or fair value).
Certain equity securities carried at cost that do not have quoted market prices and certain investments accounted for using the equity method are written down to fair value through the Consolidated Statement of Income to reflect other-than-temporary impairments. Fair value for these equity instruments is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
Loans held for sale are measured at lower of cost or fair value. Certain loans held for sale are recorded at fair value as fair value was lower than their amortized cost. The fair value of these loans is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank’s independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services. These inputs are usually Level 2 inputs. Where broker quotes are not available or reliable, the fair value of loans held for sale is determined using quoted prices for comparable assets, adjusted for specific attributes of that loan. If the specific attributes of the loan are unobservable in the market and are significant to the overall valuation of the loan, the instrument is classified in Level 3 of the fair value hierarchy.
For the year ended October 31, 2011, certain financial assets and loans were acquired as part of a business combination. For financial assets, fair value is considered to equal the carrying value at acquisition. The fair value of loans is determined using valuation techniques, including discounting the expected cash flows at market interest rates for loans with similar credit risks. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at October 31, 2011, the level within the fair value hierarchy for each type of financial asset measured at fair value on a non-recurring basis and the total losses recorded in the Consolidated Statement of Income for these assets:

(millions of Canadian dollars)	October 31, 2011				October 31, 2010
	Level 1	Level 2	Level 3	Loss1	Level 1	Level 2	Level 3	Loss1
Loans held for sale	$-	$476	$192	$-	$-	$188	$11	$-
Equity securities carried at cost	-	-	15	7	-	-	34	6
Investments accounted for using the equity method	-	-	-	-	-	-	-	5
Financial assets acquired as part of a business combination2	-	195	7,413	-	-	-	9,605	-
Total assets measured at fair value on a non-recurring basis	$-	$671	$7,620	$7	$-	$188	$9,650	$11
1   For loans held for sale, the losses represent the write-down to market from the carrying amount during the period. For equity securities carried at cost and investments accounted for using the equity method, losses represent the write-down to fair value for other-than-temporary impairment.

2   This amount includes financial assets recorded at fair value at the date of acquisition. For Chrysler Financial the date of acquisition was April 1, 2011, for The South Financial Group the date of acquisition was September 30, 2010, and for Riverside the date was April 16, 2010.

Certain financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when financial liabilities are acquired as part of a business combination).
For the year ended October 31, certain deposits, subordinated notes, debentures, and other liabilities were acquired as part of a business combination. The fair value of deposits, subordinated notes, and debentures is determined using valuation techniques, including discounting the contractual cash flows using market interest rates offered for liabilities with similar terms. The other liabilities are short-term in nature and the fair value is considered to equal the carrying value. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	12

The following table presents as at October 31, the level within the fair value hierarchy for each of the financial liabilities measured at fair value on a non-recurring basis:

(millions of Canadian dollars)	For the year ended
	October 31, 2011			October 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial liabilities acquired as part of a business combination1	$-	$143	$6,435	$-	$-	$13,872
Total financial liabilities measured at fair value on a non-recurring basis	$-	$143	$6,435	$-	$-	$13,872
1   This amount includes financial liabilities recorded at fair value at the date of acquisition. For Chrysler Financial the date of acquisition was April 1, 2011, for The South Financial Group the date of acquisition was September 30, 2010, and for Riverside the date was April 16, 2010.

Fair Value Measurements for Non-Financial Assets
SFAS No.157, Fair Value Measurements (SFAS 157/ASC 820-10-35-37 to 35-55) primarily impacts the Bank by requiring additional disclosures regarding its fair value measurements related to non-financial assets and liabilities. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. A three-level hierarchy for fair value measurements has been established based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Please refer to Note 2 of the Consolidated Financial Statements for additional discussions on the definition of Level 1, 2, and 3 within the fair value hierarchy. Non-financial assets and liabilities are normally carried at cost and fair value adjustments are only applicable in certain circumstances on a non-recurring basis. Effective November 1, 2009, the Bank’s adoption of the remaining provisions of SFAS 157 (ASC 820-10-35-37 to 35-55) did not have a material impact on the financial position or earnings of the Bank.
For the year ended October 31, 2011, certain foreclosed and repossessed assets were classified as held for sale. The carrying value for these assets is the lower of cost or fair value less cost to sell. Fair value for these assets is determined using third party appraisals.
   For the year ended October 31, 2011, certain non-financial assets were acquired as part of a business combination. Upon initial reporting of a business combination/asset acquisition, foreclosed assets will be included in the line Non-financial assets acquired in a business combination/asset acquisition; however subsequent reporting of foreclosed assets will be included in the line Assets held for sale. Please refer to Note 8 of the Consolidated Financial Statements for disclosure of the acquisitions made during the year ended October 31, 2011. Fair value for these assets is determined using valuation techniques, including discounted cash flows as well as third party appraisals. The Bank applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at October 31, 2011, the level within the fair value hierarchy for non-financial assets measured at fair value on a non-recurring basis and the total losses recorded in the Consolidated Statement of Income for these assets and liabilities for the year ended October 31:

(millions of Canadian dollars)				For the year ended
	October 31, 2011				October 31, 2010
	Level 1	Level 2	Level 3	Loss1	Level 1	Level 2	Level 3	Loss1
Non-financial assets:
Assets held for sale	$-	$186	$-	$-	$-	$54	$-	$10
Non-financial assets acquired in a business combination/asset acquisition2	-	-	1,121	-	-	776	-	-
Total non-financial assets measured at fair value on a non-recurring basis	$-	$186	$1,121	$-	$-	$830	$-	$10
1	Loss represents the additional decrease in fair value after the initial classification as assets held for sale.
2
This amount includes foreclosed and repossessed assets held for sale of $248 million for Chrysler Financial, fair valued on the date of acquisition of April 1, 2011. The foreclosed assets held for sale were $62 million for The South Financial Group fair valued on the date of acquisition of September 30, 2010 and $42 million for Riverside fair valued on the date of acquisition of April 16, 2010.

(o) DISCLOSURES ON CREDIT DERIVATIVES AND CERTAIN GUARANTEES
The Bank buys and sells credit protection in the credit derivatives market for trading and credit risk management purposes but overall is a net purchaser of credit protection. The Bank has exposure to underlying reference entities as a seller of credit derivatives and may offset the exposures partially, or entirely, with contracts to purchase protection from other counterparties on the same or similar reference entities. All exposures are managed within risk limits that have been approved by the Bank’s Risk Management Group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. The Bank’s credit derivatives are recorded at fair value with changes in fair value recorded through income.
As at October 31, 2011, the Bank sold credit protection under credit default swaps (CDS) with notional amounts of $2.7 billion (2010 - $3.7 billion). Upon a credit event, the Bank as seller of protection will usually pay out only a percentage of the full notional of protection sold because the amount required to be paid on the contract takes into account the recovery value of the reference obligation at the time of settlement.
    The following table summarizes the notional and fair value amounts of credit derivatives as at October 31, where the Bank is the seller and purchaser of credit protection:

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	13

(millions of Canadian dollars)	Maturity			Protection sold		Protection purchased
October 31, 2011	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value2	Total notional / maximum receivable amount	Fair value2
Risk rating of reference entity
Investment grade (AAA to BBB-)1	$422	$944	$204	$1,570	$(8)	$4,327	$(17)
Noninvestment grade (BB+ and below)1	452	557	86	1,096	(41)	4,372	4
Total	$874	$1,501	$290	$2,666	$(49)	$8,699	$(13)
	Maturity			Protection sold		Protection purchased
October 31, 2010	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value2	Total notional / maximum receivable amount	Fair value2
Risk rating of reference entity
Investment grade (AAA to BBB-)1	$353	$1,680	$208	$2,241	$10	$6,187	$(70)
Noninvestment grade (BB+ and below)1	154	1,111	213	1,478	(22)	3,843	49
Total	$507	$2,791	$421	$3,719	$(12)	$10,030	$(21)
1 Ratings scale is based on the Bank's internal ratings, which generally correspond with ratings defined by S&P and Moody's.
2 Amounts are shown on a gross basis, before the benefit of legally enforceable master netting arrangements and cash collateral held by the Bank.

(p) DISCLOSURES OF TRANSFERS OF FINANCIAL ASSETS AND INTERESTS IN VARIABLE INTEREST ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). The Bank uses SPEs to obtain sources of liquidity by securitizing certain of its financial assets, to assist its clients in securitizing their financial assets and to create investment products for its clients. When an SPE is deemed a variable interest entity (VIE), it must be consolidated by the primary beneficiary.

ASC 860 Transfers and Servicing
Effective November 1, 2010, the Bank prospectively adopted ASC 860, Transfers and Servicing, formerly SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (SFAS 166). The new guidance revises sale accounting criteria for transfers of financial assets, amends the calculation of gains or losses on sale, and eliminates the concept of qualifying special purpose entities (QSPEs) which were formerly exempt from consolidation. Under Canadian GAAP, VIEs that meet the criteria of a QSPE are not consolidated. The adoption of this new guidance resulted in certain transfers of financial assets accounted for as secured borrowings. These financial assets were previously unconsolidated for both U.S. GAAP and Canadian GAAP.
The implementation of ASC 860 resulted in the consolidation of certain residential mortgage securitization structures as a result of the Bank’s continued involvement in the VIE by owning 100% of the related mortgage-backed security (MBS). This ownership level provides the Bank with effective control and the ability to collapse the VIE based on its ownership percentage and therefore results in the trust being accounted for as a secured borrowing. When the Bank owns less than 100% of the related MBS, the loans receive off-balance sheet treatment and are included under “Significant unconsolidated VIEs”, as seen below in the “Exposure to Securitized by the Bank as an Originator” table.

ASC 810 Consolidations
Effective November 1, 2010, the Bank retrospectively adopted ASC 810 Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R) which changes the assessment criteria for consolidation of a VIE. Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under Canadian GAAP, the primary beneficiary is the party that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.
In determining whether the Bank has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Bank considers its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the economic performance of the VIE and which party, if any, has power over these activities. In general, the parties making decisions that affect the performance of the VIE, such as servicers or owners of call options or liquidation rights of the VIE, or those parties that have the unilateral right to remove these decision-makers are deemed to have the power to direct the activities of the VIE.
In assessing whether the Bank has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Bank considers its economic interests including debt and equity investments, servicing fees and other arrangements deemed to be variable interests. This requires the use of judgment when determining if the variable interests, in aggregate, are considered potentially significant to the VIE. Factors considered include, but are not limited to, the design of the VIE, subordination of interests, payment priority, relative share of interest held and the reason why the interests are held by the Bank. The Bank reassesses whether it is the primary beneficiary of a VIE on a regular basis when circumstances surrounding a VIE change, and changes in consolidation status are applied prospectively.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	14

The adoption of ASC 810 resulted in the consolidation of certain single-seller home equity line of credit (HELOC) VIEs that were previously unconsolidated for both U.S. GAAP and Canadian GAAP. The consolidation determination is based on the Bank’s ability to direct the activities of these VIEs through its role as originator, seller, and servicer. Servicer responsibilities and duties include making decisions related to loss mitigation activities. As servicer, the Bank cannot be removed from this capacity without cause. Additionally, the nature and extent of the Bank’s continuing economic involvement with these trusts, including credit enhancements, and as an investor, obligates the Bank to absorb losses and gives the Bank the right to receive benefits from the VIEs that could potentially be significant.

The impact of ASC 860 and ASC 810 resulted in a net increase in assets of $6.3 billion, which are largely reported as residential mortgages and consumer instalment and other personal loans on the Consolidated Balance Sheet, and a net increase in liabilities of $6.3 billion. All of the assets were originated in Canada. The Bank is restricted from accessing the VIE’s assets under the relevant arrangements. The following table summarizes the impact of adoption.

(millions of Canadian dollars)	Assets	Liabilities	Shareholders’ Equity
As at October 31, 2010	$576,622	$533,148	$43,474
Impact of new accounting guidance for consolidation
Residential mortgage loans	13,195	-	(10	)1
Personal loans	5,908	-	(100	)2
Commercial mortgage loans	4	-	-
Mortgage-backed securities - residential	(13,175)	-	78	3
Other assets/liabilities	360	6,324	-
Total impact of applying new accounting guidance for consolidation	6,292	6,324	(32)
Beginning balance as at November 1, 2010	$582,914	$539,472	$43,442
1 This amount relates to the reversal of the cumulative fair value gains until October 31, 2010 recorded on the securities designated as trading under the fair value option.
2 This amount relates to the reversal of gains on sales previously recorded from sales of assets to single-seller conduits, partially offset by an increase in interest income, until October 31, 2010.
3 This amount relates to the reversal of the net fair value losses recorded in other comprehensive income on the AFS securities, since they are now classified as loans.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets or liabilities are reported in Other assets or Other liabilities. Canadian GAAP requires servicing rights to be measured at amortized cost. For U.S. GAAP, the Bank has elected to measure servicing assets at amortized cost and annually assesses for other than temporary impairment, or sooner if there is an indication that the asset may be impaired.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated VIEs and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)					As at
	October 31, 2011				October 31, 2010
	Significant unconsolidated VIEs		Canadian non- SPE third-parties		Significant unconsolidated VIEs2		Canadian non- SPE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$21,570	$604	$22,869	$751	$21,721	$602	$21,722	$711
Personal loans	-	-	-	-	6,555	121	-	-
Commercial mortgage loans	99	-	684	9	49	-	564	3
Total exposure	$21,669	$604	$23,553	$760	$28,325	$723	$22,286	$714
1 In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2 Comparative amounts include all unconsolidated VIEs, including those previously classified as QSPEs in prior periods.

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	15

Personal loans
The Bank securitizes personal loans through single-seller conduits and significant unconsolidated VIEs. As a result of the adoption of ASC 860 on November 1, 2010, the majority of personal loans previously securitized into VIEs are consolidated at October 31, 2011. At October 31, 2011, the Bank’s sole provision of liquidity facilities exposure to these conduits was $5.1 billion (October 31, 2010 - $5.1 billion) of which $1.1 billion (October 31, 2010 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of nil (October 31, 2010 - $121 million).

Commercial Mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicle through retained interests. There are no expected credit losses on the retained interests of the securitized commercial mortgages as the mortgages are all government guaranteed.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $5.5 billion as at October 31, 2011 (October 31, 2010 - $5.3 billion). Further, as at October 31, 2011, the Bank has committed an additional $2.1 billion (October 31, 2010 - $1.8 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at October 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $17 million (October 31, 2010 - $73 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third-Party Originated Assets Securitized by Bank-Sponsored Conduits
(millions of Canadian dollars, except as noted)			As at
	Oct. 31, 2011		Oct. 31, 2010
	Exposure and ratings profile of unconsolidated SPEs AAA1	Expected weighted- average life (years)2	Exposure and ratings profile of unconsolidated SPEs AAA1	Expected weighted- average life (years)2
Residential mortgage loans	$2,215	2.9	$1,637	3.0
Credit card loans	150	2.1	500	1.7
Automobile loans and leases	1,789	1.6	1,561	1.7
Equipment loans and leases	92	0.7	306	1.1
Trade receivables	1,223	2.7	1,287	2.2
Total exposure	$5,469	2.4	$5,291	2.2
1 The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2   Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2011, as an investor, the Bank held $1,083 million (October 31, 2010 - $354 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits, on its Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $349 million as at October 31, 2011 (October 31, 2010 -nil) of which nil (October 31, 2010 - nil) has been drawn. The assets within these conduits comprise of individual notes backed by automotive loan receivables. As at the year ended October 31, 2011 and subsequently, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2011 and October 31, 2010 was not significant.

Please refer to Note 5, Loan Securitizations and Note 6, Variable Interest Entities of the Consolidated Financial Statements for disclosures of the Bank’s significant involvement with transfers of financial assets, VIEs, and QSPEs.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	16

(q) TRADING-RELATED INCOME
Trading assets and liabilities, including derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, and trading loans, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives, and trading loans. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in Other Income in the Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
The following table, based on Canadian GAAP, includes trading-related income for the year ended October 31, using increased detail by product line, which depicts trading income for each major trading category.

(millions of Canadian dollars)	2011	2010	2009
Net interest income	$842	$827	$1,210
Trading income	43	484	685
Income from loans designated as trading under the fair value option	4	21	47
Total trading-related income	$889	$1,332	$1,942
By product
Interest rate	$357	$683	$962
Credit portfolios	46	213	330
Foreign exchange portfolios	432	418	573
Equity	15	(36)	(39)
Other portfolios	35	33	69
Loans designated as trading under the fair value option	4	21	47
Total trading-related income	$889	$1,332	$1,942

(r) NON-CONTROLLING INTERESTS
Effective November 1, 2009, the Bank adopted SFAS No. 160 Non-controlling Interests (SFAS 160/ASC 810-10-45-15) which establishes requirements for the accounting and reporting of non-controlling interests in subsidiaries and changes in ownership of subsidiaries. The standard requires that the equity interest of non-controlling shareholders and other equity holders in subsidiaries to be presented as a separate item within the Bank’s shareholders’ equity. After the initial adoption, upon a loss in control in a subsidiary, any retained non-controlling investment in the former subsidiary must be measured at fair value on the date of deconsolidation with a gain or loss to be recognized in income. After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction.
Under Canadian GAAP, non-controlling interests are presented in between liabilities and shareholders’ equity in the Consolidated Balance Sheet. Upon a loss in control in a subsidiary, any retained interest is remeasured based on an allocation from the previous carrying amount. Any ownership increase in a subsidiary already consolidated by the Bank is accounted for as a step acquisition. During the year ended October 31, 2011, the Bank had transactions with its non-controlling interest, which had an immaterial impact to the Bank’s equity. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.
The following table provides a reconciliation of the beginning and ending balance of the shareholders’ equity attributable to the non-controlling interest for the period:

Non-controlling interests
(millions of Canadian dollars)				For the years ended
	October 31, 2011			October 31, 2010
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Balance at the beginning of the period1	$1,493	$-	$1,493	$1,559	$895	$2,454
Net income attributable to non-controlling interests	104	-	104	106	-	106
Ownership increase or decrease in subsidiaries and redemption of shares from non-controlling interests1	-	-	-	(8)	(895)	(903)
Foreign exchange and other adjustments	(114)	-	(114)	(164)	-	(164)
Balance at the end of the period	$1,483	$-	$1,483	$1,493	$-	$1,493
1
Under Canadian GAAP, certain innovative capital structures are classified as liabilities and their corresponding distributions are recorded as interest expense. However, under U.S. GAAP these structures are considered non-controlling interests. On December 31, 2009, one of these innovative structures redeemed all outstanding units, thus removing the related Canadian to U.S. GAAP adjustment.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	17

(s) ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS AND REPURCHASE FINANCING TRANSACTIONS
Effective November 1, 2009, the Bank adopted FSP SFAS 140-3 Accounting for transfers of financial assets and repurchase financing transactions (FSP SFAS 140-3/ASC 860-10-40-42). FSP FAS 140-3 (ASC 860-10-40-42) provides guidance on whether repurchase transactions involving a previously transferred asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transferred asset should be evaluated as one linked transaction or two separate transactions. FSP FAS 140-3 (ASC 860-10-40-42) assumes the two transactions are linked unless certain criteria are met. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.

(t) EQUITY METHOD INVESTEES
The Bank uses the equity method of accounting for its investment in TD Ameritrade. As at October 31, 2011, the aggregate fair value of the Bank’s investment in TD Ameritrade was $4.4 billion (October 31, 2010 - $4.6 billion) based on the quoted share price of TD Ameritrade. The fair value of the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value is approximately $3.5 billion (October 31, 2010 - $3.7 billion) which consists primarily of intangibles and goodwill. The intangibles are amortized over their expected useful life.

(u) INSURANCE POLICY LIABILITIES
Insurance policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the balance sheet date, including claims incurred but not reported. Canadian GAAP provides an accounting policy choice which allows insurance liabilities to be recorded on a discounted or undiscounted basis. Under Canadian GAAP, the Bank has made a policy choice to discount its insurance liabilities. In addition, Canadian GAAP requires that a provision for adverse deviation (PFAD) be recorded for uncertainty in assumptions in the calculation of insurance liabilities.
U.S. GAAP requires insurance liabilities to be recorded on an undiscounted basis. In addition, U.S. GAAP does not require a PFAD to be recorded for uncertainty in assumptions in the calculation of insurance liabilities.
The impact of reversing the PFAD and discounting recorded was an increase to Other Liabilities and a decrease to Insurance Income of $57 million (2010 - $86 million decrease to Other Liabilities and increase to Insurance Income).

(v) TROUBLED DEBT RESTRUCTURING
A troubled debt restructuring (TDR) is a loan in which the Bank has granted a concession to the borrower, which would not otherwise be considered, due to the borrower experiencing financial difficulty. These concessions typically result from the Bank’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance and other actions. Loans whose contractual terms have been modified in a TDR and are current at the time of restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. If a loan is in non-accrual status before it is determined to be a TDR, then the loan remains in non-accrual status subsequent to the restructuring. TDR loans in non-accrual status may be returned to accrual status after considering the borrower’s sustained repayment performance for a reasonable period.
When the Bank modifies the terms of an existing loan through a loan refinancing or restructuring, and the modified terms of the resulting loan are at least as favourable to the Bank as the terms for comparable loans to other customers with similar risk characteristics who are not undergoing a refinancing or restructuring, and the modifications are more than minor, the loan is not considered a TDR.
Under Canadian GAAP Section 3025, Impaired Loans, a restructured loan is not considered impaired if collection is reasonably assured under the revised terms. However, under U.S. GAAP ASC 310-40, a restructured loan is generally disclosed as impaired through its maturity even when it is considered performing and on accrual status.
At October 31, 2011, the Bank held loans of $213 million that have been modified in current and prior periods (October 31, 2010 - $78 million) of which $84 million (October 31, 2010 - nil) are on non-accrual status under the revised terms. Of the TDR loans on non-accrual status, $84 million were transferred from accrual to non-accrual in the current year. At October 31, 2011, the Bank had $1 million (October 31, 2010 - $5 million) of commitments to lend additional funds to debtors owing receivables whose terms have been modified in a TDR.

(w) CREDIT QUALITY OF RECEIVABLES
Effective November 1, 2010, the Bank prospectively adopted ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This standard applies to entities which hold financing receivables and excludes short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. Most of the requirements under ASU 2010-20 had been previously fulfilled under Canadian GAAP. However, certain disclosures have been updated and include an allowance for credit losses reconciliation, credit quality indicators, aging, significant purchases and sales, and acquired credit-impaired loans. Please refer to the Bank’s Annual Report for the disclosures made during the year ended October 31, 2011.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	18

(x) LITIGATION
The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. The Bank may incur losses in addition to the amounts accrued where the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible, but not probable. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of contingent loss accruals, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $665 million as at October 31, 2011. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate.
In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank’s control, it is possible that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal proceedings.

Multidistrict Overdraft Litigation
TD Bank, N.A. has been named as a defendant in four putative nationwide class actions in challenging the manner in which it calculates and collects overdraft fees. The actions have all been transferred to the federal court in the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs challenge generally but not exclusively the manner in which debit transactions are batched and posted, by high to low amount rather than time of transaction. They claim that the posting method and related practices breach an implied covenant of good faith in the customer agreement, constitute unfair and deceptive acts and practices, cause a conversion of the customers’ property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank’s motion to dismiss the actions has been denied, and discovery has commenced.

Rothstein Litigation
TD Bank, N.A. was named a defendant by multiple plaintiff investors in three active lawsuits pending in state court in the Circuit Court of the Seventeenth Judicial Circuit, Broward County, Florida and five active lawsuits pending in federal court filed in or removed to the Southern District of Florida in 2010 and 2011. The lawsuits relate to an alleged $1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler. The lawsuits generally allege that TD Bank conspired with and facilitated the maintenance of Rothstein’s Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. The allegations in all of these actions are essentially identical, and involve claims against TD Bank for, among other things, fraudulent misrepresentation, aiding and abetting fraud and negligent misrepresentation. Although some of the federal lawsuits allege RICO violations, in Coquina Investments v. TD Bank, N.A. et al., the RICO claims were dismissed upon motion of the Bank. The Coquina trial has commenced and as of the date of this disclosure, has not been completed. The other federal court actions are in the documentary discovery phase. The three Florida state court actions remain separate but are pending before one state court judge. One of these actions has a trial scheduled in March of 2012 and the other two are in the documentary discovery phase. TD Bank has filed answers and/or motions to dismiss denying all liability in all of these lawsuits.
The Chapter 11 Trustee for the bankruptcy estate of Rothstein, Rosenfeldt and Adler also filed a complaint in an adversary proceeding against TD Bank in the In re Rothstein Rosenfeldt Adler, P.A. bankruptcy pending in the U.S. Bankruptcy Court, Southern District of Florida. The Trustee has asserted multiple causes of action against TD Bank seeking to avoid certain transfers made to TD Bank that are alleged to have been preferential and/or fraudulent. Other causes of actions alleged in the complaint include, among other things, unjust enrichment, aiding and abetting conversion, negligence and negligent supervision. The complaint purports to allege losses on behalf of creditors and appears to seek to recoup losses for the investors. TD Bank is vigorously defending and has moved to dismiss the Trustee’s claims. The parties are awaiting the court’s determination.

(y) COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform with the presentation adopted in 2011.

FUTURE ACCOUNTING CHANGES

Transition to International Financial Reporting Standards
On December 21, 2007, the SEC approved rule amendments that will allow the Bank, subject to certain conditions, upon adoption of IFRS on November 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in a U.S. GAAP Reconciliation. As a result of the above mentioned SEC rule and subject to certain additional criteria, for fiscal periods beginning November 1, 2011, the Bank will not include a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

TD BANK GROUP • 2011 U.S. GAAP RECONCILIATION	19